Exhibit 99.1

Sierra Metals Announces Filing of Updated NI 43-101 Technical Report

TORONTO--(BUSINESS WIRE)--September 29, 2021--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) (“Sierra Metals” or “the Company”) has filed an updated independent technical report (the “Report“) prepared in accordance with National Instrument 43-101 on the Bolivar Mine in Mexico.

The Report dated September 21, 2021, with an effective date of December 31, 2019, is entitled "Updated Preliminary Economic Assessment, Bolivar Mine, Mexico”. The Report was prepared for Sierra Metals by SRK Consulting (Canada) Inc. There are no material differences in the Report from those results disclosed in the Company’s press release dated August 16, 2021.

The Report is available for review on SEDAR (www.sedar.com), EDGAR (www.SEC.gov) and the Company’s website (www.sierrametals.com).

About Sierra Metals

Sierra Metals is a diversified Canadian mining company focused on the production and development of precious and base metals from its polymetallic Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company’s common shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS”.

For further information regarding Sierra Metals, please visit www.sierrametals.com.

Continue to Follow, Like and Watch our progress:

Web: www.sierrametals.com | Twitter: sierrametals | Facebook: SierraMetalsInc | LinkedIn: Sierra Metals Inc | Instagram: sierrametals

Contacts

Mike McAllister, CPIR
V.P., Investor Relations
Sierra Metals Inc.
+1 (416) 366-7777
info@sierrametals.com

Americo Zuzunaga
V.P., Corporate Planning
Sierra Metals Inc.
+1 (416) 366-7777

Luis Marchese
CEO
Sierra Metals Inc.
+1 (416) 366-7777